

April 8, 2015

Via E-mail
Ms. Ginger M. Jones
Chief Financial Officer
Cooper Tire & Rubber Company
701 Lima Avenue
Findlay, OH 45840

>   **Re: Cooper Tire & Rubber Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed February 23, 2015**
>   **File No. 1-4329**

Dear Ms. Jones:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Five-Year Stockholder Return Comparison. Page 15
(d) Issuer purchases of equity securities, page 17

1.   We note your disclosure regarding your Accelerated Share Repurchase Program and find it unclear or in need of enhancement in certain respects. Please address the following, beginning with your next quarterly report filed on Form 10-Q.

- Disclose the identity of the counter-party to this arrangement.

- Disclose whether or not the counter-party was permitted to separately trade in your shares as part of other aspects of their business during the period of the program.

- Please clarify if your sentence in footnote (2) which reads, "The original $200 million was reduced *by* $160 million…" was intended to read, "reduced *to* $160 million…"

- We note your share prices on August 16, 2014 and February 13, 2015. As your share price appears to have increased significantly during that period and you limited the repurchase arrangement to 80% of the original $200 million, please tell us and disclose in your filing, why you received an additional 784,694 shares at completion of the program. Given the increase in your share price, it seems perhaps you would have returned shares or cash to your counter-party rather than receive additional shares.

- Please tell us and disclose whether you have received or expect to receive a return of the $40 million, the amount by which you reduced your program.

- Please disclose how the final number of shares was determined (e.g., the average of the daily volume-weighted average share prices during the period of the program) and the share price used in the final determination.

- Please disclose to investors the final cost you paid for this program.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief